Exhibit 1.16

DESCRIPTION OF THE DEBENTURES

The Debentures will be issued under a convertible debenture indenture (the “Indenture”) to be entered into between the Corporation and Olympia Trust Company (the “Debenture Trustee”) on the Closing Date. The following is a summary of the material attributes and characteristics of the Debentures and is subject to the detailed provisions of the Indenture and is qualified in its entirety by reference to the Indenture. After execution, the Indenture will be available for inspection at the offices of the Corporation and on SEDAR at www.sedar.com.

In this short form prospectus, references to “subsidiaries” of the Corporation include Bidell Equipment Ltd., Bidell Equipment Limited Partnership, Total Oilfield Rentals Inc., Total Oilfield Rentals Limited Partnership and TES Investments Ltd.

General

The Debentures are limited to $60,000,000 aggregate principal amount ($69,000,000 aggregate principal amount in the event the Over-Allotment Option is exercised in full). The Debentures will be issued in denominations of $1,000 or in integral multiples thereof. The Debentures will be dated as of the Closing Date and unless previously converted, redeemed or purchased, as described below, will mature on March 31, 2016. The principal amount of the Debentures plus any accrued and unpaid interest is payable at maturity in cash (in lawful money of Canada) or, at the Corporation’s option and subject to satisfaction of certain conditions, including the receipt of all applicable regulatory approvals, by delivery of Common Shares or a combination of cash and Common Shares as further described below under the heading “Details of the Debenture – Method of Payment”. The Debentures will be payable at the principal corporate trust office of the Debenture Trustee. The Corporation may, from time to time, without the consent of the holders of the outstanding Debentures, issue debentures in addition to the Debentures offered hereby.

The Debentures will bear interest from the date of issue at the rate of 5.75% per annum, which will be payable semi-annually in arrears on March 31 and September 30 in each year (the “Interest Payment Dates”), commencing on March 31, 2011, to holders of record at the close of business on the preceding March 15 or September 15, respectively (or the first business day prior to such date if not a business day) (a “Record Date”). The first interest payment will include interest accrued from (and including) the Closing Date to but excluding March 31, 2011. It is estimated that the first interest payment, payable on March 31, 2011, will be $7.88 per $1,000 principal amount of Debentures. Each payment of interest on the Debentures will include interest accrued for the period commencing on and including the immediately preceding Interest Payment Date (or, if none, the initial issuance date of the Debentures) through the day before the applicable Interest Payment Date (or redemption or purchase date, as the case may be). Any payment required to be made on any day that is not a business day will be made on the next succeeding business day. Interest for any period of less than six months shall be computed on the basis of a 365 day year.

Rank

The Debentures will be direct, unsecured, subordinated obligations of the Corporation and will rank equally with one another and with all other existing and future unsecured indebtedness of the Corporation, other than Senior Indebtedness, and except as prescribed by law as described under “Details of the Debentures – Subordination”. The Indenture will not restrict the Corporation or its subsidiaries from incurring additional Senior Indebtedness or from mortgaging, pledging or charging their respective properties to secure any indebtedness or liabilities.

Subordination

The payment of the principal of, and premium, if any, and interest on, the Debentures will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Indebtedness of the Corporation. “Senior Indebtedness” of the Corporation will be defined in the Indenture and will include all obligations, liabilities and indebtedness of the Corporation and its subsidiaries which would, in accordance with GAAP, be classified on a consolidated balance sheet of the Corporation as liabilities of the Corporation and its subsidiaries and, whether or not so classified, will include (without duplication): (a) indebtedness of the Corporation or its subsidiaries for borrowed money; (b) obligations of the Corporation or its subsidiaries evidenced by bonds, debentures (excluding the Debentures), notes or other similar instruments; (c) obligations of the Corporation or its subsidiaries arising pursuant or in relation to bankers’ acceptances, letters of credit and letters of guarantee (including payment and reimbursement obligations in respect thereof) or indemnities issued in connection therewith; (d) obligations of the Corporation or its subsidiaries under any swap, hedging or other similar contracts or arrangements; (e) obligations of the Corporation or its subsidiaries under Guarantees (as defined in the Indenture), indemnities, assurances, legally binding comfort letters or other contingent obligations relating to the Senior Indebtedness or other obligations of any other person which would otherwise constitute Senior Indebtedness within the meaning of such definition; (f) all indebtedness of the Corporation or its subsidiaries representing the deferred purchase price of any property including, without limitation, purchase money mortgages; (g) accounts payable to trade creditors, including taxes payable, except in the case of inter-company amounts where the creditor is subordinate to such amounts; (h) amounts payable to lessors of real estate, equipment and other assets; (i) all renewals, extensions and refinancings of any of the foregoing; and (j) all costs and expenses incurred by or on behalf of the holder of any Senior Indebtedness in enforcing payment or collection of any such Senior Indebtedness, including enforcing any security interest securing the same. “Senior Indebtedness” will not include any indebtedness that would otherwise be Senior Indebtedness if it is expressly stated to be subordinate to or rank pari passu with the Debentures.

The Indenture will provide that in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relating to the Corporation, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of the Corporation, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of the Corporation, then holders of Senior Indebtedness will receive payment in full before the holders of Debentures will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the Debentures or any accrued and unpaid interest thereon. The Indenture will also provide that the Corporation will not make any payment, and the holders of the Debentures will not be entitled to demand, accelerate, institute proceedings for the collection of, or receive any payment or benefit (including, without any limitation, by set-off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of indebtedness represented by the Debentures (a) in a manner inconsistent with the terms (as they exist on the date of issue) of the Debentures or (b) at any time when a default or an event of default has occurred under the Senior Indebtedness and is continuing or upon the acceleration of certain Senior Indebtedness and notice of such default, event of default or acceleration has been given by or on behalf of holders of Senior Indebtedness to the Corporation, unless the Senior Indebtedness has been repaid in full as defined in the Indenture.

The Debenture Trustee and the Corporation will also be authorized (and obligated upon any request from certain holders of Senior Indebtedness) under the Indenture to enter into subordination agreements on behalf of the holders of Debentures with any holder of Senior Indebtedness.

Optional Redemption

The Debentures are not redeemable by the Corporation before March 31, 2014 except on satisfaction of certain conditions after a Change of Control. On or after March 31, 2014 and at any time prior to March 31, 2015, the Debentures may be redeemed at the option of the Corporation, in whole or in part from time to time, on not more than 60 days and not less than 30 days prior notice at a redemption price equal to 100% of their principal amount plus accrued and unpaid interest thereon up to (but excluding) the date set for redemption, provided that the Current Market Price of the Common Shares is not less than 125% of the Conversion Price as of the date immediately preceding the date on which the notice of redemption is given. After March 31, 2015 and prior to the Maturity Date, the Debentures may be redeemed in whole or in part from time to time, at the option of the Corporation, on not more than 60 days and not less than 30 days prior notice at a redemption price equal to 100% of their principal amount plus accrued and unpaid interest thereon up to (but excluding) the date set for redemption. See also “Details of the Debentures – Method of Payment”.

“Current Market Price” means, generally, the volume weighted average trading price of the Common Shares on the TSX, if the Common Shares are listed on the TSX, for the 20 consecutive trading days ending on the fifth trading day preceding the applicable date. If the Common Shares are not listed on the TSX, reference shall be made for the purpose of the calculation of Current Market Price to the principal securities exchange or market on which the Common Shares are listed or quoted or if no such prices are available the “Current Market Price” shall be the fair value of a Common Share as reasonably determined by the Board of Directors.

In the case of redemption of less than all of the Debentures, the Debentures to be redeemed will be selected by the Debenture Trustee on a pro rata basis or in such other manner as the Debenture Trustee deems equitable, subject to the receipt of any necessary regulatory approvals.

In the event that a holder of Debentures exercises his/her/its conversion privilege following a notice of redemption being given by the Corporation and during the period from the close of business on any regular Record Date to the opening of business on the next succeeding Interest Payment Date, such holder shall be entitled to receive accrued and unpaid interest, in addition to the applicable number of Common Shares, for the period from the last Interest Payment Date to (but excluding) the date of conversion. See “Details of Debentures – Conversion Privilege”.

Conversion Privilege

Holders may convert their Debentures into Common Shares at any time prior to the close of business on the business day immediately preceding the earlier of: (i) the Maturity Date; or (ii) if called for redemption, the date specified by the Corporation for redemption of the Debentures, based on an initial conversion ratio of 44.6429 Common Shares per $1,000 principal amount of Debentures (equivalent to an initial conversion price of $22.40 per Common Share), subject to the satisfaction of certain conditions. The Conversion Price is subject to adjustment in certain circumstances described below.

A Debenture in respect of which the holder has accepted a notice in respect of a Change of Control Purchase Offer, as described below, requiring the Corporation to purchase the Debenture, may be surrendered for conversion only if such notice is withdrawn in accordance with the Indenture. A holder may convert fewer than all of such holder’s Debentures so long as the Debentures converted are an integral multiple of $1,000 principal amount of Debentures. A holder of a Debenture otherwise entitled to a fractional Common Share will receive cash equal to the fraction of the Common Share multiplied by the Current Market Price as at the date of conversion.

No adjustment to the Conversion Price for the Debentures will be made for distributions or dividends (except as set forth below) on Common Shares issuable upon conversion or for interest accrued on Debentures surrendered for conversion; however, holders converting their Debentures shall be entitled to receive, in addition to the applicable number of Common Shares, accrued and unpaid interest (less any taxes required to be deducted) on such Debentures for the period up to, but excluding, the date of conversion from, and including, the most recent Interest Payment Date. For clarity, payment of such interest may, at the option of the Corporation, be paid on the next regularly scheduled Interest Payment Date following the date of conversion.

Holders of Debentures surrendered for conversion during the period from the close of business on any regular Record Date to the opening of business on the next succeeding Interest Payment Date will receive the interest payable on such Debentures on the applicable Interest Payment Date notwithstanding the conversion, and such Debentures upon conversion must be accompanied by funds equal to the amount of such payment, unless such Debentures have been called for redemption, in which case no such payment will be required. In the event that a holder of Debentures exercises his/her/its conversion right following a notice of redemption by the Corporation (as further described under “Details of the Debentures – Optional Redemption”) and during the period from the close of business on any regular Record Date to the opening of business on the next succeeding Interest Payment Date, such holder will be entitled to receive accrued and unpaid interest, in addition to the applicable number of Common Shares to be received on conversion, for the period from the last Interest Payment Date to but excluding the date of conversion.

The conversion rate will not be adjusted for accrued interest. For a discussion of the tax treatment of a holder receiving Common Shares upon the conversion of his/her/its Debentures see “Certain Canadian Federal Income Tax Considerations”.

Subject to the provisions thereof, the Indenture will provide for the adjustment of the conversion rate in certain events including: (a) the subdivision or consolidation of the outstanding Common Shares; (b) the issuance of Common Shares or securities convertible into Common Shares by way of dividend or distribution or otherwise; (c) the issuance of options, rights or warrants to holders of Common Shares entitling them to acquire Common Shares or other securities convertible into Common Shares at less than 95% of the then Current Market Price of the Common Shares; (d) the distribution to all holders of Common Shares of any securities (other than Common Shares) or evidences of indebtedness or other assets; (e) the payment of cash or any other consideration in respect of an issuer bid for Common Shares by the Corporation or any of the Corporation’s subsidiaries, excluding in each case a normal course issuer bid, to the extent that the cash and fair market value of any other consideration included in the payment per Common Share exceeds the Current Market Price of the Common Shares on the date of expiry of such issuer bid; and (f) the payment of cash dividends to holders of the Common Shares in excess of $0.04 per Common Share (as constituted at Closing) per quarter (or the equivalent thereof if the Corporation changes the frequency of the payment of its dividend or its capital structure). There will be no adjustment of the Conversion Price in respect of any event described in (b), (c), (d), (e) or (f) above if the holders of the Debentures are allowed to participate as though they had converted their Debentures prior to the applicable record date or effective date.

In the event that the Corporation pays a dividend or makes a distribution to all holders of Common Shares consisting of shares of, or similar equity interests in, a subsidiary or other business unit of the Corporation, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of Common Shares, in each case based on the volume weighted average trading price of those securities for the 20 consecutive trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such dividend or distribution on the TSX, or such other national or regional exchange or market on which the securities are then listed or quoted. No conversion rate adjustment will be made to the extent that the Corporation makes an equivalent distribution to holders of Debentures.

The Corporation will not be required to make adjustments in the Conversion Price unless the cumulative effect of such adjustments would change the Conversion Price by at least 1%. However, the Corporation will carry forward any adjustments that are less than 1% of the Conversion Price and take them into account when determining subsequent adjustments.

If the Corporation is a party to (i) a reclassification, recapitalization or other change of the Common Shares, (ii) a consolidation, amalgamation, statutory arrangement, merger, binding share exchange, acquisition of the Corporation or other combination pursuant to which the Common Shares are converted into or acquired for cash, securities or other property, or (iii) any sale or conveyance of all or substantially all of the property or assets of the Corporation to any person (other than a direct or indirect wholly owned subsidiary), at the effective time of the transaction the right to convert a Debenture into Common Shares will be changed into the right to convert such Debenture into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted his/her/its Debenture immediately prior to the transaction.

Change of Control

In the event of a Change of Control, the Corporation will be required to offer to purchase all of the outstanding

Debentures (a “Change of Control Purchase Offer”) on the date (the “Change of Control Purchase Date”) that is 30 business days after the date that such offer is delivered or mailed to holders of the Debentures, at a purchase price equal to 100% of the principal amount of the Debentures (“Change of Control Purchase Price”), plus accrued and unpaid interest, if any, to, but not including, the purchase date. If such purchase date is after a Record Date, but on or prior to an Interest Payment Date, however, then the interest payable on such date will be paid to the holder of record of the applicable Debentures (determined as of the relevant Record Date).

Within 30 days after the occurrence of a Change of Control, the Corporation will be required to give notice to all holders of record of Debentures, as provided in the Indenture, stating, among other things, the occurrence of a Change of Control and setting out the terms of the Change of Control Purchase Offer. The Corporation must also deliver a copy of the notice to the Debenture Trustee.

If 90% or more of the aggregate principal amount of the Debentures outstanding on the date that the notice of the Change of Control is given are tendered to the Corporation pursuant to the Change of Control Purchase Offer, the Corporation will have the right to redeem all the remaining Debentures at the Change of Control Purchase Price. Notice of such redemption must be given by the Corporation to the Debenture Trustee within 10 days following the expiry of the Change of Control Purchase Offer, and as soon as possible thereafter by the Debenture Trustee to the holders of the Debentures not tendered pursuant to the Change of Control Purchase Offer.

Under the Indenture, a “Change of Control” of the Corporation will be deemed to have occurred upon the occurrence of any of the following events after the original issuance of the Debentures: (i) the acquisition by any person, or group of persons acting jointly or in concert (within the meaning of Multilateral Instrument 62-104 Take-Over Bids and Issuer Bids (“MI 62-104”)), of voting control or direction over an aggregate of more than 50% of the outstanding Common Shares; or (ii) the sale or other transfer of all or substantially all of the assets of the Corporation, but shall not include a sale, merger, reorganization, arrangement, combination or other similar transaction if the previous holders of Common Shares hold at least 50% of the voting control or direction in such merged, reorganized, arranged, combined or other continuing entity (and in the case of a sale of all or substantially all of the assets, in the entity that has acquired such assets) immediately following completion of such transaction.

Beneficial ownership will be determined in accordance with MI 62-104. The term “person” includes any syndicate or group that would be deemed to be a “person” under MI 62-104.

The Corporation could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a Change of Control for purposes of the Indenture, but that could increase the amount of the

Corporation’s or its subsidiaries’ outstanding indebtedness.

The Corporation’s ability to purchase Debentures upon a Change of Control may be limited by the terms of its then outstanding credit agreements. See “Risk Factors – Credit Risk”.

Cash Change of Control

In addition to the requirement for the Corporation to make a Change of Control Purchase Offer in the event of a Change of Control, if a Change of Control occurs on or before March 31, 2015 in which 10% or more of the consideration for the Common Shares in the transaction or transactions constituting a Change of Control consists of:

(i)	cash, other than cash payments for fractional Common Shares and cash payments made in respect of dissenter’s appraisal rights;

(ii)	equity securities that are not traded or intended to be traded immediately following such transactions on a stock exchange; or

(iii)	other property that is not traded or intended to be traded immediately following such transactions on a stock exchange,

then, subject to the receipt of any necessary regulatory approvals, during the period beginning ten trading days before the anticipated date on which the Change of Control is to become effective and ending 30 days after the Change of Control Notice and Change of Control Purchase Offer are delivered or mailed, holders of Debentures will be entitled to convert their Debentures, subject to certain limitations, and receive (as a make whole premium), in addition to the number of Common Shares (or cash or other property or securities in substitution therefor) they would otherwise be entitled to receive as set forth under “Details of the Debentures – Conversion” above, an additional number of Common Shares (or cash or other property or securities in substitution therefor) per $1,000 principal amount of Debentures as set forth below.

The number of additional Common Shares (or cash or other property or securities in substitution therefor) per $1,000 principal amount of Debentures constituting the make whole premium will be determined by reference to the table set out below and is based on the date on which the Change of Control becomes effective (the “Effective Date”) and the price (the “Stock Price”) paid per Common Share in the transaction constituting the Change of Control. If holders of Common Shares receive (or are entitled and able in all circumstances to receive) only cash in the transaction, the Stock Price shall be the cash amount paid per Common Share. Otherwise, the Stock Price shall be equal to the Current Market Price of the Common Shares on the day immediately preceding the Effective Date of such transaction.

The following table shows what the make whole premium would be for each hypothetical Stock Price and Effective Date set forth below, expressed as additional Common Shares per $1,000 principal amount of Debentures. For the avoidance of doubt, the Corporation will not be obliged to pay the make whole premium otherwise than by issuance of the applicable number of Common Shares upon conversion, subject to adjustment of the Conversion Price in certain circumstances and following the completion of certain types of transactions described under “Details of the Debentures – Conversion Privilege” above.

Make Whole Premium Upon a Change of Control

(Number of Additional Common Shares per $1,000 Debenture)

Stock Price
Effective Date	$14.00	$14.25	$14.50	$14.75	$15.00	$15.50	$16.00	$16.50	$17.00	$18.00
09-Feb-11	26.7857	25.8520	24.9880	24.1620	23.3710	21.8890	20.5280	19.2760	18.1230	16.0760
31-Mar-12	26.7857	25.5326	24.3227	23.1538	22.0238	20.4310	19.0320	17.7490	16.5690	14.4850
31-Mar-13	26.7857	25.5326	24.3227	23.1538	22.0238	19.8733	17.8571	16.1250	14.8920	12.7210
31-Mar-14	26.7857	25.5326	24.3227	23.1538	22.0238	19.8733	17.8571	15.9632	14.1807	11.2370
31-Mar-15	26.7857	25.5326	24.3227	23.1538	22.0238	19.8733	17.8571	15.9632	14.1807	10.9127

Stock Price
Effective Date	$20.00	$22.50	$25.00	$27.50	$30.00	$35.00	$40.00	$45.00	$50.00
09-Feb-11	12.8170	9.8740	7.7740	6.2380	5.0840	3.5320	2.5550	1.9030	1.4440
31-Mar-12	11.2010	8.2960	6.2840	4.8620	3.8300	2.5260	1.7650	1.2870	0.9640
31-Mar-13	9.3380	6.4160	4.4730	3.1760	2.2950	1.3290	0.8610	0.6110	0.4570
31-Mar-14	7.6360	4.6020	2.5880	1.1860	0.1230	0.0000	0.0000	0.0000	0.0000
31-Mar-15	5.3571	1.3240	0.1250	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The actual Stock Price and Effective Date may not be set forth on the table, in which case:

(i)	if the actual Stock Price on the Effective Date is between two Stock Prices on the table or the actual Effective Date is between two Effective Dates on the table, the make whole premium will be determined by a straight-line interpolation between the make whole premiums set forth for the two Stock Prices and the two Effective Dates on the table based on a 365-day year, as applicable;

(ii)	if the Stock Price on the Effective Date exceeds $50.00 per Common Share, subject to adjustment as described below, the make whole premium will be zero; and

(iii)	if the Stock Price on the Effective Date is less than $14.00 per Common Share, subject to adjustment as described below, the make whole premium will be zero.

The Stock Prices set out in the table above will be adjusted as of any date on which the conversion rate of the Debentures is adjusted. The adjusted Stock Prices will equal the Stock Prices applicable immediately preceding such adjustment multiplied by a fraction, the denominator of which is the Conversion Price immediately preceding the adjustment giving rise to the Stock Price adjustment and the numerator of which is the Conversion Price as so adjusted. The number of additional Common Shares set out in the table above will be adjusted in the same manner as the conversion price as set forth above under “Details of the Debentures – Conversion Privilege”, other than by operation of an adjustment to the conversion price by adding the make whole premium as described above.

Method of Payment

On redemption or at the maturity of the Debentures, the Corporation will repay the indebtedness represented by the Debentures by paying to the Debenture Trustee (in lawful money of Canada) the amount required to repay the principal amount of the outstanding Debentures, together with accrued and unpaid interest thereon. Subject to the receipt of any required regulatory approvals and provided there is not a current event of default under the Indenture, the Corporation may, at its option, elect to satisfy its obligation to pay all or a portion of the principal amount of the Debentures, together with accrued and unpaid interest thereon, on redemption or at maturity through, in whole or in part, the issuance of Common Shares. See also “Details of the Debentures – Interest Payment Option”.

The number of Common Shares a holder will receive in respect of each Debenture will be determined by dividing the principal amount of such Debenture that is to be redeemed or repaid at maturity, as the case may be, and that is to be paid in Common Shares, and the amount of the accrued and unpaid interest that is to be paid in Common Shares, by 95% of the Current Market Price of the Common Shares as of the date fixed for redemption or the Maturity Date, as the case may be. No fractional Common Shares will be issued on redemption or repayment at maturity, but in lieu thereof the Corporation will satisfy fractional interests by a cash payment equal to the fraction of the Common Share multiplied by the Current Market Price of the Common Shares (less applicable withholding taxes, if any).

The Corporation may not satisfy its obligation to pay the principal amount of a Debenture and accrued and unpaid interest thereon by delivering Common Shares or a combination of cash and Common Shares unless the Corporation satisfies the requirements of applicable securities laws and certain other conditions, as provided in the Indenture, prior to the Maturity Date or the redemption date, as applicable, including the following conditions:

(i)	there is not a current event of default under the Indenture;

(ii)	the Common Shares to be issued upon redemption or at maturity of the Debentures will be issued in accordance with the applicable securities laws of the jurisdiction in which Common Shares are to be issued and shall, if such jurisdiction is in Canada, be issued as freely tradable (other than in respect of persons who are “control persons” of the Corporation under applicable securities laws) in such jurisdiction; and

(iii)	the Common Shares to be issued upon redemption or repayment at maturity of Debentures shall be listed on the TSX or on the stock exchange on which the Common Shares are then listed.

If the conditions are not satisfied (or waived) with respect to a holder of Debentures prior to the close of business on the applicable payment date, the Corporation will make the required payment entirely in cash. If the Corporation elects to satisfy any amount payable on redemption of the Debentures by issuing Common Shares, the Corporation will advise the holders of Debentures of such election in the applicable redemption notice. If the Corporation elects to satisfy any amount payable on maturity of the Debentures by issuing Common Shares, the Corporation will provide notice of such election to the holders of Debentures not more than 60 days and not less than 30 days before the payment date.

As the Current Market Price of the Common Shares will be determined prior to the applicable payment date, holders of the Debentures will bear the market risk with respect to the value of the Common Shares to be received from the date such price is determined to such payment date.

Interest Payment Option

The Corporation may elect, from time to time and subject to the receipt of any necessary regulatory approvals, provided that there is not a current event of default under the Indenture, to satisfy its obligation to pay interest on the Debentures, on an Interest Payment Date (including following conversion or at maturity) or at the time of redemption of a holder’s Debentures, by delivering sufficient Common Shares to the Debenture Trustee to satisfy all or any part of the Interest Obligation in accordance with the Indenture (the “Share Interest Payment Election”). The Indenture will provide that, upon such election, the Debenture Trustee shall have the power to: (i) accept delivery of the Common Shares from the Corporation and process the Common Shares in accordance with the Indenture; (ii) accept bids with respect to, and facilitate sales of, such Common Shares on behalf of the Corporation by registered investment banks, brokers or dealers, each as the Corporation shall direct in its absolute discretion; (iii) invest the proceeds of such sales in short-term Canadian Government Obligations (as defined in the Indenture), which mature prior to the applicable Interest Payment Date; (iv) use the proceeds received from such permitted Canadian Government Obligations, together with any proceeds from the sale of Common Shares not invested as aforesaid, to satisfy the Interest Obligation; and (v) perform any other action necessarily incidental thereto.

The Indenture will set out the procedures to be followed by the Corporation and the Debenture Trustee in order to effect the Share Interest Payment Election. If a Share Interest Payment Election is made, the sole right of a holder of Debentures in respect of interest will be to receive cash from the Debenture Trustee out of the proceeds of the sale of Common Shares (plus any amount received by the Debenture Trustee from the Corporation attributable to any fractional Common Shares) in an amount equal to the applicable interest payment in full satisfaction of the Interest Obligation, and the holder of such Debentures will have no further recourse to the Corporation in respect of the Interest Obligation.

Neither the Corporation’s making of the Share Interest Payment Election nor the consummation of sales of Common

Shares will: (i) result in the holders of the Debentures not being entitled to receive on the applicable Interest Payment Date cash in an aggregate amount equal to the interest payable on such Interest Payment Date; or (ii) entitle or require such holders to receive any Common Shares in satisfaction of the Interest Obligation.

Purchase for Cancellation

The Corporation may, to the extent permitted by applicable law, at any time purchase the Debentures in the open market or by tender at any price or by private contract. Any Debenture purchased by the Corporation will be surrendered to the Debenture Trustee for cancellation. Any Debentures surrendered to the Debenture Trustee may not be reissued or resold and will be cancelled promptly.

Events of Default

The Indenture will provide that an event of default (“Event of Default”) in respect of the Debentures will occur if any one or more of the following described events has occurred and is continuing in respect of the Debentures: (a) failure for 30 days to pay interest on the Debentures when due; (b) failure to pay principal or premium (whether by way of payment of cash or delivery of Common Shares or other securities or property or a combination thereof), if any, on the Debentures when due, whether at maturity, upon redemption, on a Change of Control, by declaration or otherwise; (c) default in the delivery, when due, of all cash and any Common Shares or other consideration, including any make whole premium, payable upon conversion with respect to the Debentures, which default continues for 15 days; (d) default in the observance or performance of any material covenant or condition of the Indenture by the Corporation which remains unremedied (or is not waived) for a period of 30 days after notice in writing has been given by the Debenture Trustee specifying such default and requiring the Corporation to rectify or obtain a waiver for such default; (e) certain events of bankruptcy, insolvency or reorganization of the Corporation under bankruptcy or insolvency laws; or (f) if a resolution is passed for the winding up or liquidation of the Corporation except as permitted under the Indenture. If an Event of Default has occurred and is continuing, the Debenture Trustee may, in its discretion, and shall upon request of holders of not less than: (i) 25% of the principal amount of debentures then outstanding under the Indenture; or (ii) 25% of the principal amount of any series of Debentures to which such default relates, declare the principal of and interest on all outstanding Debentures to be immediately due and payable. In certain cases, the holders of more than 50% of the principal amount of the Debentures then outstanding may, on behalf of the holders of all Debentures, waive any Event of Default or cancel any such declaration (or both) upon such terms and conditions as such holders shall prescribe.

Consolidation, Mergers or Sales of Assets

The Indenture will provide that the Corporation may not without the consent of the holders of the Debentures enter into any transaction or series of transactions whereby all or substantially all of its undertaking, property or assets would become the direct or indirect property of any other person (the “Successor”) whether by way of reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise, unless:

(i)	prior to or contemporaneously with the consummation of such transaction the Corporation and the Successor shall have executed such instruments and done such things as, in the opinion of counsel, are necessary or advisable to establish that upon the consummation of such transaction:

(A)	the Successor will have assumed all of the covenants and obligations of the Corporation under the Indenture in respect of the Debentures;

(B)	the Debentures will be valid and binding obligations of the Successor entitling the holders thereof, as against the Successor, to all of the rights of holders of the Debentures under the Indenture; and

(C)	in the case of an entity organized otherwise than under the laws of the Province of Alberta, the Successor shall attorn to the jurisdiction of the courts of the Province of Alberta;

(ii)	such transaction, in the opinion of counsel, shall be on such terms as to substantially preserve and not impair any of the rights and powers of the Debenture Trustee or of the holders of Debentures; and

(iii)	no condition or event which constitutes or would constitute an Event of Default shall exist in respect of the Corporation (at the time of such transaction) or the Successor (immediately after such transaction) and after giving full effect thereto, or immediately after, the Successor shall become liable to pay the principal monies, premium, if any, interest and other monies due or which may become due under the Indenture;

provided, however, that the sale, conveyance, transfer or lease (in a single transaction or a series of transactions) of the undertaking, property or assets of one or more subsidiaries (other than to the Corporation or another direct or indirect wholly owned subsidiary) which, if such undertaking, property or assets were directly owned by the Corporation, would constitute all or substantially all of the undertaking, property or assets of the Corporation on a consolidated basis, shall be deemed to be a sale, conveyance, transfer or lease of all or substantially all of the undertaking, property or assets of the Corporation.

Upon the assumption of the Corporation’s obligations by such Successor in such circumstances, subject to certain exceptions, the Corporation shall be discharged from all obligations under the Debentures and the Indenture. Although such transactions are permitted under the Indenture, certain of the foregoing transactions occurring could constitute a Change of Control of the Corporation, which would require the Corporation to offer to purchase the Debentures as described above. An assumption of the Corporation’s obligations under the Debentures and the Indenture by such Successor might be deemed for Canadian federal income tax purposes to be an exchange of the Debentures for new Debentures by the holders thereof, resulting in recognition of gains or losses for such purposes and possibly other adverse tax consequences to the holders. Holders should consult their own tax advisors regarding the tax consequences of such an assumption.

Modifications of the Indenture

The rights of the holders of the Debentures as well as any other series of debentures that may be issued under the Indenture may be modified in accordance with the terms of the Indenture. For that purpose, among others, the Indenture will contain certain provisions which will make binding on all Debenture holders, including holders of any other series of debentures that may be issued under the Indenture, resolutions passed at meetings of the holders of all debentures outstanding under the Indenture by votes cast thereat by holders of not less than 66 2⁄3% of the principal amount of the debentures present at the meeting or represented by proxy, or passed by instruments in writing signed by the holders of not less than 66 2⁄3% of the principal amount of the debentures then outstanding under the Indenture. In certain cases, the modification will, instead or in addition, require assent by the holders of the required percentage of debentures of each particularly affected series.

Offers for Debentures

The Indenture will provide that if an offer is made for the Debentures that is a take-over bid or issuer bid for the Debentures within the meaning of MI 62-104, and within the time provided in the offer or within 120 days after the date the offer is made, not less than 90% of outstanding principal amount of the Debentures (other than Debentures beneficially owned or controlled at the date of the take-over bid or issuer bid, as applicable, by or on behalf of the offeror or associates, affiliates of the offeror or persons acting jointly or in concert with the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Debentures held by the holders of Debentures who did not accept the offer for the same consideration per Debenture paid under such offer.

Discharge of the Indenture

The Corporation may satisfy and discharge its obligations under the Indenture in certain circumstances, including by delivering to the Debenture Trustee for cancellation all outstanding Debentures or by depositing with the Debenture Trustee, or the paying agent, if applicable, after the Debentures have become due and payable, whether at stated maturity or any redemption date, or any purchase date, or a Change of Control Purchase Date, or upon conversion or otherwise, cash or Common Shares (as applicable under the terms of the Indenture) sufficient to pay all of the outstanding Debentures and paying all other sums payable under the Indenture.

Calculations in Respect of Debentures

The Corporation will be responsible for making all calculations called for under the Debentures. These calculations include, but are not limited to, determination of the Current Market Price of the Common Shares. The Corporation will make all these calculations in good faith and, absent manifest error, the Corporation’s calculations will be final and binding on holders of Debentures and the Debenture Trustee. The Corporation will provide a schedule of the Corporation’s calculations to the Debenture Trustee, and the Debenture Trustee will be entitled to conclusively rely upon the accuracy of the Corporation’s calculations without independent verification.

Governing Law

The Indenture and the Debentures will be governed by and construed in accordance with the laws of the Province of Alberta. The Corporation will submit to the non-exclusive jurisdiction of any court of the Province of Alberta for purposes of all legal actions and proceedings instituted in connection with the Indenture and the Debentures.

Global Debentures

Except in certain limited circumstances, the Debentures will be issued in “book-entry only” form and must be purchased or transferred through a participant in the depository service of CDS (a “Participant”). On the closing date of the Offering, the Debenture Trustee will cause the Debentures to be delivered to CDS and registered in the name of its nominee. The Debentures will be evidenced by a single book-entry only certificate (“Global Debenture”). Registration of interests in and transfers of the Global Debenture will be made only through the depository service of CDS.

Except as described below, a purchaser acquiring a beneficial interest in the Global Debenture (a “Beneficial Owner”) will not be entitled to a certificate or other instrument from the Debenture Trustee or CDS evidencing that purchaser’s interest therein, and such purchaser will not appear on the records maintained by CDS in respect of the Global Debenture. Such purchaser will receive a confirmation of purchase from the Underwriter or other registered dealer from whom Debentures are purchased.

Neither the Corporation nor the Underwriters will assume any liability for: (a) any aspect of the records relating to the beneficial ownership of the Debentures held by CDS or the payments relating thereto; (b) maintaining, supervising or reviewing any records relating to the Debentures; or (c) any advice or representation made by or with respect to CDS and contained in this short form prospectus and relating to the rules governing CDS or any action to be taken by CDS or at the direction of its Participants. The rules governing CDS provide that it acts as the agent and depositary for Participants. As a result, Participants must look solely to CDS and Beneficial Owners must look solely to Participants for the payment of the principal and interest on the Debentures paid by or on behalf of the Corporation to CDS.

As indirect holders of Debentures, investors should be aware that they (subject to the situations described below): (a) may not have Debentures registered in their name; (b) may not have physical certificates representing their interest in the Debentures; (c) may not be able to sell the Debentures to institutions required by law to hold physical certificates for securities they own; and (d) may be unable to pledge Debentures as security.

The Debentures will be issued to Beneficial Owners in fully registered and certificate form (the “Debenture Certificates”) only if: (a) the Corporation is required to do so by applicable law; (b) the book-entry only system ceases to exist; (c) the Corporation or CDS advises the Debenture Trustee that CDS is no longer willing or able to properly discharge its responsibilities as depositary with respect to the Debentures and the Corporation is unable to locate a qualified successor depositary; (d) the Corporation, at its option, decides to terminate the book-entry only system through CDS; (e) the Beneficial Owner is a U.S. holder; or (f) after the occurrence of an Event of Default, provided that Participants acting on behalf of Beneficial Owners representing, in the aggregate, more than 25% of the aggregate principal amount of the Debentures then outstanding advise CDS in writing that the continuation of a book-entry only system through CDS is no longer in their best interest, and provided further that the Debenture Trustee has not waived the Event of Default in accordance with the terms of the Indenture.

Upon the occurrence of any of the events described in the immediately preceding paragraph, the Debenture Trustee will be required to notify CDS, for and on behalf of Participants and Beneficial Owners, of the availability through CDS of Debenture Certificates. Upon surrender by CDS of the single certificate representing the Debentures and receipt of instructions from CDS for the new registrations, the Debenture Trustee will deliver the Debentures in the form of Debenture Certificates and thereafter the Corporation will recognize the holders of such Debenture Certificates as holders of the Debentures under the Indenture.

Transfer and Exchange of Debentures

Transfers of beneficial ownership in Debentures represented by Global Debentures will be effected through records maintained by CDS for such Global Debentures or its nominees (with respect to interests of Participants) and on the records of Participants (with respect to interests of persons other than Participants). Unless the Corporation elects in its sole discretion to prepare and deliver Debenture Certificates, beneficial owners who are not Participants in the CDS book-entry system, but who desire to purchase, sell or otherwise transfer ownership of or other interest in Global Debentures may do so only through Participants in the CDS book-entry system.

The ability of a beneficial owner of an interest in a Debenture represented by a Global Debenture to pledge the

Debenture or otherwise take action with respect to such owner’s interest in a Debenture represented by a Global Debenture (other than through a Participant) may be limited due to the lack of a physical certificate.

Registered holders of Debenture Certificates, if issued, may transfer such Debentures upon payment of taxes or other charges incidental thereto, if any, by executing and delivering a form of transfer together with the Debenture Certificates to the Debenture Trustee for the Debentures at its principal offices in Calgary and Toronto, or such other city or cities as may from time to time be designated by the Corporation, whereupon new Debenture Certificates will be issued in authorized denominations in the same aggregate principal amount as the Debenture Certificates so transferred, registered in the names of the transferees. No transfer or exchange of a Debenture Certificate will be registered during the period from the date of any selection by the Debenture Trustee of any Debentures to be redeemed or during the 15 preceding days or thereafter until the close of business on the date upon which notice of redemption of such Debentures is given. In addition, no transfer or exchange of any Debentures which have been selected or called for redemption will be registered.

Payments

Payments of interest and premium, if any, and principal on the Global Debenture will be made to CDS or its nominee, as the case may be, as the registered holder of the Global Debenture, so long as the book-entry only system is in effect. As long as CDS or its nominee is the registered owner of the Global Debenture, CDS or its nominee, as the case may be, will be considered the sole legal owner of the Global Debenture for the purposes of receiving payments of interest and principal on the Debentures evidenced by the Global Debenture and for all other purposes under the Indenture and the Global Debenture. The record dates for the payment of interest will be March 15 and September 15 in each year (or the first business day prior to such date if not a business day). Interest payments on the Global Debenture will be made by electronic funds transfer on the day interest is payable and delivered to CDS or its nominee, as the case may be.

The Corporation understands that CDS or its nominee, upon receipt of any payment of interest, premium, if any, or principal in respect of the Global Debenture, will credit Participants’ accounts, on the date interest, premium, if any, or principal is payable, with payments in amounts proportionate to their respective beneficial interest in the principal amount of the Global Debenture as shown on the records of CDS or its nominee. The Corporation also understands that payments of interest, premium, if any, and principal by Participants to the owners of beneficial interest in the Global Debenture held through such Participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name” and will be the responsibility of such Participants. The Corporation’s responsibility and liability in respect of payments on Debentures represented by the Global Debenture is limited solely and exclusively, while the Debentures are registered in global form, to making payment of any interest and principal due on the Global Debenture to CDS or its nominee.

If Debenture Certificates are issued instead of or in place of a Global Debenture, payments of interest on each Debenture Certificate will be made by the Corporation or by the Debenture Trustee as paying agent for the Corporation. Payment of premium, if any, and principal at maturity will be made at the principal offices of the Debenture Trustee in Toronto and Calgary (or in such other city or cities as may from time to time be designated by the Corporation) against surrender of the Debenture Certificates, if any, or the Global Debenture.